UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of October 2006

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In October 2006, sanofi-aventis issued the press releases attached hereto as Exhibit 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release dated October 18, 2006: “SANOFI PASTEUR H5N1 PRE-PANDEMIC VACCINE NEUTRALIZES ADDITIONAL CIRCULATING H5N1 VIRUSl”
Exhibit 99.2	Press Release dated October 18, 2006: “TAXOTERE® RECEIVES U.S. FDA APPROVAL FOR THE TREATMENT OF PATIENTS WITH HEAD AND NECK CANCER”
Exhibit 99.3	Press Release dated October 18, 2006: “SANOFI-AVENTIS OBJECTS TO THE RECOMMENDATION OF THE GERMAN FEDERAL JOINT COMMITTEE (“GEMEINSAMER BUNDESAUSSCHUSSl” —“G-BAl”) REGARDING ACOMPLIA”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 19, 2006	SANOFI-AVENTIS
	By:	/s/ Patricia Kodyra
Name: Patricia Kodyra Title: Associate Vice President Financial and Securities Law

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Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release dated October 18, 2006: “SANOFI PASTEUR H5N1 PRE-PANDEMIC VACCINE NEUTRALIZES ADDITIONAL CIRCULATING H5N1 VIRUSl”
Exhibit 99.2	Press Release dated October 18, 2006: “TAXOTERE® RECEIVES U.S. FDA APPROVAL FOR THE TREATMENT OF PATIENTS WITH HEAD AND NECK CANCER”
Exhibit 99.3	Press Release dated October 18, 2006: “SANOFI-AVENTIS OBJECTS TO THE RECOMMENDATION OF THE GERMAN FEDERAL JOINT COMMITTEE (“GEMEINSAMER BUNDESAUSSCHUSSl” —“G-BAl”) REGARDING ACOMPLIA”

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